Exhibit A

CERAGON TAKES ACTION INTENDED TO ACCELERATE ITS RETURN TO PROFITABILITY
December 15, 2014

CERAGON TAKES ACTION INTENDED TO ACCELERATE ITS RETURN TO PROFITABILITY
Conference call to be held at 9:00 a.m. EST on Monday, December 15th

Paramus, New Jersey, December 15, 2014 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless hauling specialist, today announced further progress on several initiatives aimed at returning to profitability and increasing shareholder value. Ceragon is taking immediate action which is expected to reduce operating expenses by approximately 17% in 2015 compared to 2014. In addition, the company has begun implementing initiatives aimed at gradually improving gross margin, cash flow and working capital during 2015. Through the combination of these efforts, Ceragon intends to reach profitability in the second quarter of 2015.

“We are determined to return Ceragon to profitability as quickly as possible and to preserve our financial flexibility,” said Ira Palti, CEO of Ceragon. “The positive worldwide reception of our IP-20platform gives us confidence that our geographic revenue mix will improve. Meanwhile, steps are being taken to manage the revenue mix more carefully, and to seek revised pricing, payment and other terms on new orders in certain situations. We are encouraged by initial discussions with our customers in this regard. “In addition, we are making difficult but necessary changes at the operational level to further streamline the management organization, prioritize R&D projects, and improve product cost in order to further improve our competitive position. When fully reflected in our financial results in the second quarter of 2015, we expect to reduce quarterly operating expenses to approximately $21-$22 million from the current level of $26 to $27 million.  This expense level will be achieved primarily through an immediate headcount reduction of approximately 14%. The reason it is even possible for us to achieve a reduction of this magnitude is the significant time-to-market and technological advantage we have achieved with the IP-20 platform,” Palti added.

The company anticipates that the expense reduction initiative will be substantially complete by the end of 2014 and expects to record a charge of approximately $10-$12 million in the fourth quarter, of which approximately $5-$6 million will be cash, primarily related to severance, which will be paid mainly during the first quarter of 2015.

In a separate and unrelated development, in the fourth quarter of 2014, the company expects to record additional financial expense in the amount of approximately $19 million, reflecting a re-measurement charge related to certain assets in Venezuela at current book value of approximately $20 million, primarily accounts receivable, denominated in or linked to the U.S. dollar, due to the continued Venezuelan government policy that limits our customers’ ability to pay such receivables in U.S. dollars.

A conference call to discuss these matters will begin at 9:00 a.m. EST. Investors are invited to join the teleconference by calling (USA) (800) 230-1074 or international +1 (612) 234-9959 from 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations selecting the webcast link, and following the registration instructions. A replay of the webcast will be available.

CERAGON TAKES ACTION INTENDED TO ACCELERATE ITS RETURN TO PROFITABILITY
December 15, 2014

If you are unable to join us live, the replay numbers are: Telephone: (USA) (800) 475-6701     (International) +1 320-365-3844, Access Code: 347377. A replay of the call will be available through January 15, 2015.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Justine Schneider	Tanya Solomon	Claudia Gatlin
Calysto Communications	Ceragon Networks
Tel: +1-(404) 266 2060 x507	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
jschneider@calysto.com	tanyas@ceragon.com	claudiag@ceragon.com
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Safe Harbor

This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs; the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; risks associated with potential impairments and write downs of assets in connection with the annual audit of Ceragon’s financial results for 2014; the risk that Ceragon will not continue to comply with the financial or other covenants in its agreements with its lenders; the risk that sales of Ceragon’s new IP-20 products will not meet expectations; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.